January 30, 2020

Matthew T. Funke
Chief Financial Officer
Southern Missouri Bancorp, Inc.
2991 Oak Grove Road
Poplar Bluff, Missouri 63901

       Re: Southern Missouri Bancorp, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2019
           Filed September 13, 2019
           File No. 000-23406

Dear Mr. Funke:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2019

Report of Independent Registered Public Accounting Firm, page 68

1.    Please amend your Form 10-K to:

           Revise the accountants' reports on the audit of the financial statements and the audit of internal control over financial reporting to include the signature of the independent registered public accounting firm. Refer to Rule 2-02 of Regulation S-X for guidance.
           Revise the consent included as Exhibit 23 to include the signature of the independent registered public accounting firm.
           Include updated certifications as Exhibits 31 and 32.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Matthew T. Funke
Southern Missouri Bancorp, Inc.
January 30, 2020
Page 2

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 with any questions.



FirstName LastNameMatthew T. Funke                       Sincerely,
Comapany NameSouthern Missouri Bancorp, Inc.
                                                         Division of
Corporation Finance
January 30, 2020 Page 2                                  Office of Finance
FirstName LastName